Exhibit 4(c)

              THE SOUTHERN COMPANY OUTSIDE DIRECTORS
                            STOCK PLAN


1.1 Stock Grant. Subject to (i) the approval of the adoption by the Board of Directors of The Southern Company (the "Company") of The Southern Company Outside Directors Stock Plan (the "Plan") by the shareholders of the Company at the annual meeting thereof to be held on May 25, 1994, and (ii) the Company's receipt of the requisite approval of the Plan by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935, as amended, and the rules thereunder, any member of the Board of Directors of the Company who is not otherwise actively employed by the Company or any of its subsidiaries or affiliates shall receive a portion of his or her annual retainer fees equal to $5,000 in unrestricted common stock of the Company, with the remainder of such annual retainer fees to be payable, in increments elected by the director, in cash or in unrestricted common stock of the Company.

2.1 Administration. This plan shall be administered by the Compensation Committee of the Board of Directors, as appointed from time to time. The Compensation Committee shall have the discretion to interpret the Plan, including any ambiguities contained herein and, subject to its provisions, to make all determinations necessary or desirable for the Plan's administration.

3.1 Source of Shares. Shares delivered by the Company to a director in accordance with this Plan will be unrestricted shares of common stock of the Company.

4.1 Election to Determine Percentage or Amount of Compensation to be Paid in Stock. The director shall have a one-time opportunity to elect the portion of his compensation in excess of $5,000 to be paid in unrestricted common stock. Such election shall be made on the form provided to the director by the Compensation Committee of the Company, which form shall acknowledge that once made, such election is irrevocable.

5.1 Date of Payment for Cash Compensation. Any cash payments due to a director as a result of his election to receive a portion of his annual retainer fee in cash shall be paid in twelve (12) equal monthly installments, with the first such payment commencing on January 1, with succeeding payments being made on the first day of each month thereafter.

6.1 Date of Payment for Stock Compensation. Any stock compensation due to a director shall be payable on a quarterly basis, with the first such quarterly distribution being made on April 1 and succeeding quarterly distributions being made on July 1, September 1, and December 1. The amount of stock to be





distributed to a director shall initially be determined by first dividing the director's required and elected dollar amount of stock compensation by four (4) and then dividing such quarterly quotient by the market value of the common stock of the Company on the date of distribution, with subsequent distributions based on such quarterly quotient divided by the market value of the common stock of the Company on the date of distribution. For purposes of valuing such stock, the term "market value" shall mean the average of the high and low prices of the common stock of the Company, as published in the Wall Street Journal in its report of New York Stock Exchange composite transactions, on the date such market value is to be determined (or the average of the high and low sale prices on the trading day immediately preceding such date if the common stock of the Company is not traded on the applicable valuation date). Notwithstanding the foregoing, for purposes of the 1994 calendar year, no stock distributions shall be made prior to July 1, 1994; provided, however that the stock distribution to be made on July 1, 1994 shall include both the April 1, 1994 and July 1, 1994 quarterly distributions with such distributions being valued in accordance with the provisions of this Section 6.1.

7.1 Amendment or Termination. The Plan may be wholly or partially amended or otherwise modified, suspended or terminated by the Board of Directors or by the Compensation Committee with the approval of the Board of Directors; provided, however, that, without the approval of the shareholders of the Company entitled to vote thereon, no amendment may be made which would, absent such shareholder approval, disqualify the Plan for coverage under Rule 16b-3, as promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, as that rule may be amended from time to time; and provided further that the Plan may not be amended more than once every six
(6) months unless such amendment is made in order to comply with changes to either the Internal Revenue Code of 1986, as amended, or the Employee Retirement Income Security Act of 1974, as amended, and the rules thereunder. Notwithstanding the foregoing, no such amendment or termination shall impair any rights to payments to which a director may be entitled prior to the effective date of such amendment or termination.

     IN WITNESS WHEREOF, this Plan has been executed pursuant to resolutions of the Board of Directors of The Southern Company this 3rd day of June, 1994, to be effective as of January 1, 1994.

                                   THE SOUTHERN COMPANY:



                                   By:  /s/A. W. Dahlberg

                                   Its:  President





ATTEST:


By:  /s/Tommy Chisholm

Its:  Secretary


[CORPORATE SEAL]